650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 25, 2017

Via EDGAR and Overnight Delivery

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Russell Mancuso, Branch Chief, Office of Electronics and Machinery Brian Cascio, Accounting Branch Chief Julie Sherman Tom Jones

Re:	BioCardia, Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed July 20, 2017 File No. 333-218124 Response dated August 8, 2017

Dear Mr. Mancuso:

On behalf of our client, BioCardia, Inc. (the “Company”), we submit this letter in response to a telephonic conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 23, 2017, during which we were informed that the Staff would have no further comments to the Company’s Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-218124) filed with the Commission on July 20, 2017, or to the documents incorporated by reference therein (the “July Amended Registration Statement”).

The Company is concurrently filing with this letter an amendment to the July Amended Registration Statement (the “August Amended Registration Statement”) for the sole purpose of filing an updated consent from the Company’s Independent Registered Public Accounting Firm as Exhibit 23.1 thereto.

In addition, because the Company filed its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2017 with the Commission on August 14, 2017, the Company has updated the section titled “Information Incorporated by Reference” on page 30 of the July Amended Registration Statement to include such report. The Company has also updated the section titled “Ratio of Earnings to Fixed Charges” on page 6 of the July Amended Registration Statement and the accompanying “Computation of Ratio of Earnings to Fixed Charges” table on Exhibit 12.1 thereto to include relevant information for the six months ended June 30, 2017. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and the August Amended Registration Statement (including a version of the August Amended Registration Statement marked against the July Amended Registration Statement), in care of Mr. Mancuso.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

August 25, 2017

***

Please direct any questions regarding the Company’s responses or the August Amended Registration Statement to me at (650) 493-9300 or mdanaher@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael J. Danaher

Michael J. Danaher

cc:	Peter Altman, President and CEO, BioCardia, Inc. David McClung, Vice President of Finance, BioCardia, Inc.